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Filed pursuant to Rule 424(b)(3) and 424(c)
File Number 333-105523

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 5, 2003)

$300,000,000

Affiliated Managers Group, Inc.

Floating Rate Convertible Senior Debentures due 2033
and Common Stock Issuable Upon Conversion of the Debentures

        This document supplements the Prospectus dated June 5, 2003 relating to the resale by the holders of Floating Rate Convertible Senior Debentures due 2033 (the "Debentures") and the shares of common stock issuable upon conversion of the Debentures.

        This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus dated June 5, 2003, and the Prospectus Supplements dated June 20, 2003, July 2, 2003, July 17, 2003, August 1, 2003, September 3, 2003 and September 12, 2003.

        The following sets forth information as of the date of this Prospectus Supplement about the principal amount at maturity of Debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using this Prospectus. All information concerning beneficial ownership has been provided by the selling securityholders and is as of September 24, 2003.

ADDITIONAL SELLING SECURITYHOLDERS

        The table below lists additional selling securityholders for the table on pages 40-42 of the Prospectus.

	Aggregate Principal Amount of Debentures at Maturity That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
KBC Financial Products [Cayman Islands] Ltd.(3)	$45,000,000	15.00%	553,847	2.57%
Pioneer Alternative Investment Management Limited for and on behalf of Pioneer Convertible Bond Arbitrage(3)	4,000,000	1.33%	49,231	*

*
Less than 1%

(1)
Assumes conversion of all of the holder's debentures at the initial conversion rate of 12.3077 shares of common stock per $1,000 principal amount at maturity of the debentures. However, this conversion rate will be subject to adjustment as described under "Description of Debentures—Conversion Rights—Base Conversion Rate Adjustments." As a result, the amount of common stock issuable upon conversion of the debentures may increase in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 21,026,270 shares of common stock outstanding as of May 12, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.

(3)
Although the total principal amount of selling securityholders listed is more than $300,000,000, the maximum principal amount of Debentures that may be sold under this prospectus will not exceed $300,000,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 24, 2003.

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PROSPECTUS SUPPLEMENT